Filed by Tele Leste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TABLE OF CONTENTS

The following documents relate to the proposed corporate restructuring of the Companies:

1.	Minutes of a Meeting of the Board of Directors of TLE dated December 4, 2005

2.	Notice to Shareholders of TLE dated December 4, 2005, Regarding Extraordinary General Meeting

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF TLE DATED DECEMBER 4, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ 02.558.144/0001-93 - NIRE 35300326121

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A., HELD ON DECEMBER 4, 2005.

1. DATE, TIME AND PLACE OF MEETING: December 04, 2005, at 17:30 hours, at Avenida Roque Petroni Junior, 1464 - 6th floor, Morumbi, in the city of São Paulo, State of São Paulo.

2. PRESIDENT AND SECRETARY: Fernando Xavier Ferreira – President and Breno Rodrigo Pacheco de Oliveira - General Secretary.

3. ATTENDANCE: The meeting was convened with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the By-laws. The members of the Board of Auditors, Messrs. Cláudio José Carvalho de Andrade, Gustavo Lessa Campos Netto, Wolney Querino Schuler Carvalho, Cleuton Augusto Alves and Evandro Luis Pippi Kruel, also attended this meeting, pursuant to article 163, third paragraph, Law No. 6,404/76. Moreover, the representatives of Goldman Sachs & Companhia, Deloitte Touche Tohmatsu Auditores Independentes and Planconsult e Consultoria, in addition to the representatives of the law firm Machado, Meyer, Sendacz e Opice Advogados, in its capacity as legal advisors of the Company, also attended to the meeting in order to provide the necessary clarifications.

4. AGENDA AND RESOLUTIONS: The President of the meeting clarified that, as it was already known by all those in attendance, the purpose of the meeting was to resolve about (1) the proposal for approval of the Financial Statements of the Company, dated as of September 30, 2005, to be submitted to the general shareholders’ meeting that will be called; and (2) the proposal of corporate restructuring involving the Compant, regarding (i) the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”), in order to be converted into a wholly-owned subsidiary of Telesp Celular Participações S.A. (“TCP”); and (ii) the merger of the Company, Tele Sudeste Celular Participações S.A. (“TSD”) and Celular CRT Participações S.A. (“CRTPart”) into TCP (“Corporate Restructuring”), which shall be submitted to the final approval of the General Shareholders’ Meeting and (3) the draft of the Call Notice of the general shareholders’ meeting of the Company. After the clarifications, the directors, unanimously and without restrictions of any kind, resolved the following:

4.1 To approve the proposal to be submitted for the consideration of the general shareholders’ meeting, regarding the approval of the Financial Statements of the Company dated as of September 30, 2005, which were examined and unanimously approved by the members of the Board of Directors in attendance, ad referendum of the general shareholders’ meeting of the Company.

With respect to the proposal for the corporate restructuring involving the Company, the members of the Board of Directors, after clarifications given with respect thereto, and in light of the favorable opinion of the Board of Auditors, resolved the following:

4.2 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the draft of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (“Protocol of Incorporation”) to be entered into by TCP, TCO, TSD the Company and CRTPart, on the date hereof, which set forth, among other subjects, the merger of the Company into TCP. The Protocol of Merger sets forth the general terms and conditions of the intended merger, the justifications of the transaction, the criterion for valuing the assets to be conveyed to TCP, the estimation of the values to be conveyed to TCP as a result of the merger, the cancellation of all shares issued by the Company, existing on the date of said merger, and the exchange ratio of the cancelled and extinguished equity interests held by the shareholders of the Company for shares issued by TCP and, finally, the dissolution of the Company, which shall be succeeded in all its rights and obligations by TCP. Considering the approval of the terms and conditions of the Protocol of Merger resolved herein, as well as the clarifications provided in regard to the restructuring discussed hereby, the members of the Board of Directors expressed their opinion in favor of carrying out the transaction under analysis and authorized the signature of the Protocol of Merger to be entered into by the Board of Officers of TCP, TCO, TSD, the Company and CRTPart, as well as the execution of all acts required for the implementation thereof.

4.2.1 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes for the valuation of the net assets of the Company that shall be conveyed to TCP.

4.2.2 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the valuation report of the net assets of the Company to be merged into TCP, based on the book value on the base date of September 30, 2005 and the consequent capital increase of the Company.

4.3 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of TCP and the Company, based on the economic value of such companies, valued using the discounted cash flow method, in order to determine the exchange ratio of common and preferred shares of the Company for new shares to be issued by TCP, as well as the preparation of a report with regard to the referred exchange ratio.

4.4 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of TCP and the Company, in order to comply with article 264 of Law 6,404/76.

4.5 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the valuation reports of the shareholders’ equity of TCP and of the Company, based on the economic value of such companies, valued using the discounted cash flow method, prepared by Goldman Sachs & Companhia, considering a base date of September 30, 2005 for the specific purpose of determining the exchange ratio of common and preferred shares of the Company to be cancelled for new shares to be issued by TCP, as well as the valuation reports of the shareholders’ equity of said companies, valued at market prices. It is proposed hereby that the fractions of shares of TCP, resulting from the exchange ratio, be grouped and sold in an auction (or auctions, if the case may be) at Bolsa de Valores de São Paulo – Bovespa, at the market price, and that the assessed net value be paid to the shareholders of the Company, which, on account of the respective merger of its shares and respective substitution ratio, are entitled to the referred fractions of shares, on a pro rata basis as to the fractions held by them, within up to five (05) business days, from the day the auction (or last auction, if the case may be) is held. It was clarified that the shares of TCP to be distributed to the shareholders of the Company shall have the same rights of the outstanding shares issued by TCP. Additionally, it was presented to the Directors, for their information, the report prepared by Goldman Sachs & Companhia relating to the preparation of the valuation, confirming that equitable treatment was being given to all the companies involved.

4.6 To approve the Call Notice of the general shareholders’ meeting of the Company regarding the subjects resolved in this meeting and that shall be submitted to the shareholders.

The Directors pointed out that the merger under analysis was approved considering that it is part of the intended Corporate Restructuring, by means of which there shall be the concentration of the shareholders of the Company, and TCO, TSD, and CRTPart in only one publicly-held company, which should enable the shareholders, after the transaction, to count on more liquidity in the Brazilian and international stock exchanges, allowing, at the end, the simplification of the current share and organizational structures, as well as a larger enjoyment of the synergies of TCP and of the other companies involved, in view of the unification, standardization and rationalization of the general management of the businesses carried out by the companies involved in the Corporate Restructuring, which, directly or through their corresponding operating companies controlled by them, use the brand “VIVO”, such being the reasons that the members of the Board of Directors recommend its approval by the general shareholders’ meeting of the Company.

There being nothing further to resolve, the meeting was adjourned, these minutes were drawn up, read, found to be in order, approved by all the Directors and signed by all those in attendance. São Paulo, December 4, 2005.

Signatures: Fernando Xavier Ferreira - President and Presidente of th eBoard of Directors; Shakhaf Wine, Henri Philippe Reichstul, Antonio Gonçalves de Oliveira e Luiz Kaufmann – members of the Board of Directors. Felix Pablo Ivorra Cano and Ignácio Aller Mallo - represented by Fernando Xavier Ferreira; Carlos Manuel de L. e V. Cruz - Vice-President of the Board of Director - represented by Shakhaf Wine; Luis Paulo Reis Cocco - represented by Shakhaf Wine; Cláudio José Carvalho de Andrade, Gustavo Lessa Campos Netto, Wolney Querino Schuler Carvalho, Cleuton Augusto Alves and Evandro Luis Pippi Kruel – members of the Board of Auditors; Breno Rodrigo Pacheco de Oliveira - General Secretary

I certify that the present document is a faithful copy of the minutes set forth in the Book of Minutes of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

Secretary - OAB/RS no. 45,479

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

NOTICE TO SHAREHOLDERS OF TLE DATED DECEMBER 4, 2005, REGARDING

EXTRAORDINARY GENERAL MEETING

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company

C.N.P.J 02.558.144/0001-93 - NIRE 35300326121

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting to be held at 2 PM on February 8, 2006, at the head office, located at Avenida Roque Petroni Junior, 1464 – ground floor (auditorium), Morumbi, in the city of São Paulo, State of São Paulo, in order to consider, in light of the Relevant Fact published on December 6, 2005 (“Relevant Fact”), the following agenda:

(a) to consider and resolve about the Financial Statements of the Company dated as of September 30, 2005;

(b) to consider and resolve about the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification entered into by the management of the Company, of Telesp Celular Participações S.A. (“TCP”), and others, which set forth the merger of the Company into TCP, as described in the Relevant Fact;

(c) to ratify the appointment, carried out by the managers of the Company and of TCP, (i) of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes, responsible for the preparation of the accounting valuation of the net assets of the Company to be conveyed to TCP; (ii) of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of the Company and TCP, based on the economic value of such companies; and (iii) of the specialized firm Planconsult Planejamento e Consultoria, for the valuation of the shareholders’ equity of the Company and TCP at market prices;

(d) to consider and resolve about the valuation reports referred to in item (c) above; and

(e) to resolve about the exchange ratio of the shares issued by the Company, held by its shareholders and cancelled as a result of the merger of the Company, for shares to be issued by TCP, and the consequent extinguishment of the Company.

ADDITIONAL INFORMATION:

(a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office, located at Avenida Roque Petroni Junior,

1464, 3rd floor, lado B, Morumbi, in the city of São Paulo, State of São Paulo (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM on February 6, 2006.

(b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing their respective equity interests, dated up to two (02) days before the date of the meeting.

(c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above.

Notice in accordance with SEC regulations: This Call Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of the Company and U.S. holders of ordinary and preferred shares of the Company are urged to read the applicable U.S. prospectus, when it becomes available, because it will contain important information. The U.S. prospectus prepared for investors in American Depositary Shares of the Company and for U.S. holders of ordinary and preferred shares of the Company will be filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when it becomes available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when it becomes available) may also be obtained for free from TCP.

São Paulo, December 4, 2005.

Fernando Xavier Ferreira

Chairman of the Board of Directors

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.